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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

| | Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|_|  Form 3 Holdings Reported

|_|  Form 4 Transactions Reported

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Harkness                             David                   S.
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

                              106 East 13200 South
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                                    (Street)

   Draper                             Utah                 84020
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


eRoomSystem Technologies, Inc. (ERMS)
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

December 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |x|  Director                             |x|  10% Owner
     |x|  Officer (give title below)           |_|  Other (specify below)

     President, Chief Executive Officer and Chairman
     ____________________________________________________________________
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (check applicable line)

     |x|  Form filed by One Reporting Person
     |_|  Form filed by More than One Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                       2A.          3.           Disposed of (D)                 Beneficially   Form:     7.
                            2.         Deemed       Transaction  (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                            Trans-     Execution    Code         ------------------------------- at the End     (D) or    Indirect
1.                          action     Date, if     (Instr. 8)                   (A)             of Issuer's    Indirect  Beneficial
Title of Security           Date       any          ------------                 or              Fiscal Year    (I)       Ownership
(Instr. 3)                 (mm/dd/yy)  (mm/dd/yy)                    Amount      (D)    Price    (Instr. 3 & 4) (Instr.4) (Instr.4)
------------------------------------------------------------------------------------------------------------------------------------


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Common Stock                                                                                        1,625        (D)
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Common Stock                                                                                    1,200,636        (I)     (Note 1)
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Common Stock                                                                                       19,231        (I)     (Note 2)
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

*    If the form is filed by more than one reporting person, see instruction
     4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
             2.                                                                                           of        of
             Conver-                            5.                              7.                        Deriv-    Deriv-   11.
             sion                               Number of                       Title and Amount          ative     ative    Nature
             or                                 Derivative    6.                of Underlying     8.      Secur-    Secur-   of
             Exer-            3A.      4.       Securities    Date              Securities        Price   ities     ity:     In-
             cise             Deemed   Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Bene-     Direct   direct
             Price   3.       Execut-  action   or Disposed   Expiration Date   ----------------  Deriv-  ficially  (D) or   Bene-
1.           of      Trans-   ion      Code     of(D)         (Month/Day/Year)            Amount  ative   Owned     In-      ficial
Title of     Deriv-  action   Date if  (Instr.  (Instr. 3,    ----------------            or      Secur-  at End    direct   Owner-
Derivative   ative   Date     any      8)       4 and 5)      Date     Expira-            Number  ity     of Year   (I)      ship
Security     Secur-  (mm/dd/  (mm/dd/  ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)      yy)                (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


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Option/Right                                                                    Common
 to Buy      $0.37                                           7/23/02  7/23/12    Stock  145,313           145,313   (I)    (Note 2)
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Option/Right                                                                    Common
 to Buy      $0.37                                           7/23/02  7/23/12    Stock   14,961            14,961   (I)    (Note 2)
------------------------------------------------------------------------------------------------------------------------------------
Option/Right                                                                    Common
 to Buy      $0.37                                           7/23/02  7/23/12    Stock  250,000           250,000   (D)    (Note 3)
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
Explanation of Responses:

Note 1: Mr. Harkness is the indirect beneficial owner of options to purchase common stock and shares of the Company's $.001 par value common stock beneficially owned by Ash Capital, LLC, solely due to the position of Mr. Harkness as co-manager of Providence Management, LLC, the manager of Ash Capital, LLC. Providence Management, LLC manages all of the business affairs of Ash Capital, LLC and shares voting control with Dr. Alan C. Ashton, a director of the Company, over the shares of the Company's $.001 par value common stock beneficially owned by Ash Capital, LLC. Mr. Harkness expressly disclaims beneficial ownership of these shares and this report shall not be deemed an admission that Mr. Harkness is the beneficial owner of these shares for purposes of Section 16 of the Securities Exchange Act of 1934 or for any other purpose.

Note 2: Indirect beneficial ownership through Providence Management, LLC, an entity for which Mr. Harkness is co-manager.

Note 3: On July 23, 2002, the Company granted Mr. Harkness an option to purchase 250,000 shares of the Company's $.001 par value common stock under the 2000 Stock Option and Incentive Plan. Pursuant to the terms and conditions of an option exchange program initiated by the Company, the option was granted in exchange for an option tendered for cancellation on January 18, 2002. The option is fully vested and exercisable. The grant is exempt under Rule 16b-3.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ David S. Harkness                                            2/14/03
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date



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